Exhibit (a)(1)(D)

Form of Confirmation to Eligible Employees

Udemy, Inc. (“Udemy”) has received your election, via Workday, by which you elected to accept or reject Udemy’s offer to exchange certain outstanding awards for new restricted stock units (“New RSUs”) (referred to as the “offer”) with respect to some or all of your outstanding Eligible Award Grants, subject to the terms and conditions of the offer. As a reminder, the vesting schedule for your New RSUs will depend on the per share exercise price of your outstanding Eligible Award Grants and the closing price of a share of our common stock on the Nasdaq Global Select Market on the Expiration Date.

If you change your mind regarding your election, you may change your election to accept the offer with respect to all of your Eligible Award Grants by submitting a properly completed, signed and dated cancellation form. The new cancellation form must be delivered via email to equityudemy.com, no later than the Expiration Date, currently expected to be 6:00 p.m., U.S. Pacific Time, on August 6, 2022.

If you have questions about the offer or would like to receive a printed copy of the offer and other offer documents, you should post a question in the #udemy-equity Slack channel or email equity@udemy.com.

Please note that our receipt of your election is not by itself an acceptance of your Eligible Awards for exchange. For purposes of the offer, we will be deemed to have accepted Eligible Awards for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the award holders generally of our acceptance of awards for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Eligible Awards accepted for exchange will be canceled on the Cancellation Date, which we presently expect will be August 6, 2022.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Awards for New RSUs (the “Offer to Exchange”); and (2) the launch email from Ken Hirschman, dated July 11, 2022, announcing the offer.

You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Udemy’s Workday platform, or by posting a question in the #udemy-equity Slack channel or emailing equity@udemy.com.